May 18, 2010

Mr. Hugh West
Ms. Angela Connell
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

Mail Stop 4720

RE:         Summit Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-16587

Dear Mr. West and Ms. Connell:

This letter is provided on behalf of Summit Financial Group, Inc.  (“Summit” or the “Company”) in response to your letter dated May 4, 2010 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009.  In accordance with your request, we have responded to each of the comments included in your letter.  Accordingly, set forth below in italics are each comment contained in your letter, followed immediately by Summit’s response to each:

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies – Goodwill, page 24

1.
We note that you performed your annual goodwill impairment test during the 3rd quarter of 2009 and determined that goodwill was not impaired.  Please provide us with and revise your future filings to disclose the following information as it relates to the testing performed:

•	Disclose your reporting units and for each reporting unit provide the fair value, carry amount and allocated goodwill;

•	Identify those reporting units that failed Step 1 of the goodwill impairment test, if any; and;

•	Provide a description of the methods and key assumptions used in determining the fair value of each reporting unit for purposes of your goodwill impairment testing.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
May 18, 2010

Response

We will provide the above requested information with respect to our goodwill impairment testing supplementally with our response to Comments #3 and #4, below.  However, please note that we revised the disclosure in our Form 10-Q for the quarter ended March 31, 2010 with regard to our goodwill critical accounting policy (on page 31) to indicate that our impairment testing was conducted separately with respect to each of our reporting units:  community banking and insurance services.

Specific Reserve for Loans Individually Evaluated, page 35

2.
We note that your coverage ratio of the allowance for loan losses to nonperforming loans decreased significantly during 2008 and 2009.  As of December 31, 2009 your allowance for loan losses covered only 25% of your nonperforming loans.  We acknowledge your disclosure on page 36 that this is largely attributable to the fact that 60% of your impaired loans did not require a specific allocation of the allowance for loan losses due to the value of the underlying collateral.  In this regard, we note your response to comment on of our letter dated October 31, 2009 and your disclosure on page 35 regarding your policy for estimating the fair value of collateral-dependent impaired loans.  You disclose that you obtain appraisals for collateral underlying impaired loans at least every twelve months and more frequently when there is know deterioration in the collateral’s value.  Please explain to us how you determine whether there is a “know deterioration” in collateral value.  In this regard, explain whether you make this assessment on a property-by-property basis or whether you consider the broader economic climate and widespread deterioration in real estate values when determining the need to obtain updated appraisals.  To the extent possible, please tell us the average age of appraisals used to determine the fair value of your collateral-dependent impaired loans at December 31, 2009 for both impaired that did not require specific allowances and for those loans that did require specific allowances.

Response

We determine “known deterioration” in the fair value of collateral-dependent impaired loans on a property by property basis when our management or lenders become aware of a specific event or circumstance that raises probable doubt as to the continuing validity of a property’s appraised value. However, we do not otherwise formally re-evaluate the ongoing validity of appraisals outside of obtaining a new appraisal every twelve months.

As an example, if a commercial retail shopping center was vacant and appraised utilizing the income approach assuming a $12 per square foot rental rate, and we subsequently learned that the borrower leases a portion of the center’s space at an average of $10 per square foot and management is aware of recent market rates for leases of similar nearby retail space is likewise renting for $10 per square foot, management would consider this a “known deterioration” and order an updated appraisal.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
May 18, 2010

As of December 31, 2009, the average age of our appraisals for collateral-dependent impaired loans with a specific reserve was 6.4 months, and without a specific reserve was 11.2 months. In accordance with our policy, in cases where a recently identified collateral-dependent impaired loan has yet to have its underlying collateral reappraised and until a current appraisal is obtained, the original appraised value of such collateral is discounted, as appropriate, to compensate for any estimated depreciation since the date of the original appraisal.  Accordingly, in computing the above average ages, we utilized the original appraisal dates of the underlying collateral for recently identified impaired loans where a current appraisal had not yet been obtained, despite any discounts to such values we had applied.  Excluding recently identified impaired loans which had not yet been reappraised, the average age of the appraisals on collateral-dependent impaired loans with a specific reserve was 6.9 months, and without a specific reserve was 6.2 months.

Quantitative Reserve for Loans Collectively Evaluated, page 35

3.	We may have additional comments here regarding your allowance for loan losses. Those comments, if any, will follow under separate cover.

Response

We acknowledge receipt of your supplemental letter dated May 10, 2010 which includes comments in this regard.  We will respond relative to these comments under separate cover.

Relationship between Allowance for Loan Losses, Net Charge-offs and Nonperforming Loan, page 36

4.	We may have additional comments here regarding your allowance for loan losses. Those comments, if any, will follow under separate cover.

Response

We acknowledge receipt of your supplemental letter dated May 10, 2010 which includes comments in this regard.  We will respond relative to these comments under separate cover.

Liquidity and Capital Resources, page 37

5.
Given your reliance on wholesale borrowings (including brokered deposits), please revise your future filings to provide a more comprehensive discussion of your liquidity risk management policies.  Include a description of your liquidity contingency plan which should address how you expect funding requirements evolve under various scenarios (including adverse conditions) and your procedures for making up cash flow shortfalls in emergency situtations  Provide us with a draft of your proposed disclosures.

Response

Presented below is our revised disclosure with respect to Summit’s liquidity, which we have enhanced (as indicated by the underlining below) to address the information requested in the above comment.  We intend to include this disclosure in our future periodic filings.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
May 18, 2010

LIQUIDITY AND CAPITAL RESOURCES (in part)

Bank Liquidity:  Liquidity reflects our ability to ensure the availability of adequate funds to meet loan commitments and deposit withdrawals, as well as provide for other transactional requirements.  Liquidity is provided primarily by funds invested in cash and due from banks (net of float and reserves), Federal funds sold, non-pledged securities, and available lines of credit with the Federal Home Loan Bank of Pittsburgh (“FHLB”), which totaled approximately $236.0 million or 15.4% of total consolidated assets at March 31, 2010.

Our liquidity strategy is to fund loan growth with deposits and other borrowed funds while maintaining an adequate level of short- and medium-term investments to meet normal daily loan and deposit activity.  As a member of the FHLB, we have access to approximately $465 million.  As of March 31, 2010 and December 31, 2009, these advances totaled approximately $264 million and $304 million, respectively.  At March 31, 2010, we had additional borrowing capacity of $201 million through FHLB programs.  We have established a line with the Federal Reserve Bank to be used as a contingency liquidity vehicle.  The amount available on this line at March 31, 2010 was approximately $107 million, which is secured by a pledge of our consumer and commercial and industrial loan portfolios.  Also, we classify all of our securities as available for sale to enable us to liquidate them if the need arises.

Liquidity risk represents the risk of loss due to the possibility that funds may not be available to satisfy current or future commitments based on external market issues, customer or creditor perception of financial strength, and events unrelated to Summit such as war, terrorism, or financial institution market specific issues.  The Asset/Liability Management Committee (“ALCO”), comprised of members of senior management and certain members of the Board of Directors, oversees our liquidity risk management process.   The ALCO develops and recommends policies and limits governing our liquidity to the Board of Directors for approval with the objective of ensuring that we can obtain cost-effective funding to meet current and future obligations, as well as maintain sufficient levels of on-hand liquidity, under both normal and “stressed” circumstances.

One aspect of our liquidity management process is establishing contingency liquidity funding plans under various scenarios in order to prepare for unexpected liquidity shortages or events.  The following represents three “stressed” liquidity circumstances and our related contingency plans with respect to each.

Scenario 1 – Summit Community’s  capital status becomes less than “well capitalized”.  Banks which are less than “well capitalized” in accordance with regulatory capital guidelines are prohibited from issuing new brokered deposits without first obtaining a waiver from the FDIC to do so.  In the event Summit Community’s capital status were to fall below well capitalized and was not successful in obtaining the FDIC’s waiver to issue new brokered deposits, Summit Community:

•	Would have limited amounts of maturing brokered deposits to replace in the short-term, as we have limited our brokered deposits maturing in any one quarter to no more than $50 million.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
May 18, 2010

•	Presently has $340 million in available sources of liquid funds which could be drawn upon to fund maturing brokered deposits until Summit Community had restored its capital to well capitalized status.
•
Would first seek to restore its capital to well capitalized status through capital contributions from Summit, its parent holding company.  Summit has present cash reserves in excess of $7 million available for capital infusion into Summit Community.

•
Would generally have no more than $100 million in brokered deposits maturing in any one year time frame, which is well within its presently available sources of liquid funds, if in the event Summit does not have the capital resources to restore Summit Community’s capital to well capitalized status.  One year would give Summit Community ample time to raise alternative funds either through retail deposits or the sale of assets, and obtain capital resources to restore it to well capitalized status.

Scenario 2 – Summit Community’s credit quality deteriorates such that the FHLB restricts further advances.  If in the event that the Bank’s credit quality deteriorated to the point that further advances under its line with the FHLB were restricted, Summit Community:

•	Would severely curtail lending and other growth activities until such time as access to this line could be restored, thus eliminating the need for net new advances.
•	Would still have available current liquid funding sources totaling $135 million aside from its FHLB line and,
•
In addition, would have available currently almost $43 million unpledged government agency securities (debentures and mortgage backed securities) that are available for use in repurchase arrangements with institutional broker and would result in a funding source of at least $34 million to meet unforeseen liquidity needs.

Scenario 3 – A competitive financial institution offers a retail deposit program at interest rates significantly above current market rates in the Summit Community’s market areas.  If a competive financial institution offered a retail deposit program at rates well in excess of current market rates in the Summit Community’s market area, the Bank:

•	Presently has $340 million in available sources of liquid funds which could be drawn upon immediately to fund any “net run off” of deposits from this activity.
•	Would severely curtail lending and other growth activities so as to preserve the availability of as much contingency funds as possible.
•	Would begin offering its own competitive deposit program when deemed prudent so as to restore the retail deposits lost to the competition.

We continuously monitor our liquidity position to ensure that day-to-day as well as anticipated funding needs are met.  We are not aware of any trends, commitments, events or uncertainties that have resulted in or are reasonably likely to result in a material change to our liquidity.

Mr. Hugh West and Ms. Angela Connell
Securities and Exchange Commission
May 18, 2010

In addition to the above responses, Summit acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me directly at (304) 530-0552 should you have any further questions regarding this response or the filings.

                    Sincerely,

                    /s/  Robert S. Tissue

                    Robert S. Tissue
                    Senior Vice President &
                   Chief Financial Officer